

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Shannon Ghia
Chief Executive Officer
iShares Bitcoin Trust
c/o iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, CA 94105

Re: iShares Bitcoin Trust
Amendment No. 6 to Registration Statement on Form S-1
Filed January 8, 2024
File No. 333-272680

Dear Shannon Ghia:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Amendment No. 6 to Registration Statement on Form S-1

Risk Factors, page 15

1.   Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

General

2.	In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.

Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets